FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated December 9, 2019

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2019

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	CALENDAR OF CORPORATE EVENTS

CALENDAR OF CORPORATE EVENTS
Company Name	BRF S.A.
Head Office Address	Rua Jorge Tzachel, 475 – Bairro Fazenda, 88301-140 – Itajaí – SC
Website	www.brf-br.com/ri
Investor Relations Director	Eduardo Takeiti
E-mail: acoesri@brf-br.com
(11) 2322-5034
Investor Relations Manager	Pedro Bueno
acoesri@brf-br.com
(11) 2322-5050
Newspapers in which the company releases its corporate actions	Valor Econômico – SP Diário Oficial do Estado – SC www.prnewswire.com.br http://www.valor.com.br/valor-ri

A.     MANDATORY SCHEDULING

Annual Financial Statements and Consolidated Financial Statements, related to the period ended on December 31, 2019.
EVENT	DATE
Sending to B3	03/03/2020

Standardized Financial Statements – DFP, related to the period ended on December 31, 2019.
EVENT	DATE
Sending to B3	03/03/2020

Annual Financial Statements in international standards related to the period ended on December 31, 2019.
EVENT	DATE
Sending to B3 and SEC	03/03/2020

Reference Form related to the period in course
EVENT	DATE
Sending to B3	05/29/2020

Quarterly Information – ITR – Portuguese

EVENT – Sending to B3	DATE
Related to 1st quarter 2020	05/14/2020
Related to 2nd quarter 2020	08/13/2020
Related to 3rd quarter 2020	11/10/2020

Quarterly Information Translated to English

EVENT – Sending to B3	DATE
Related to 1st quarter 2020	05/14/2020
Related to 2nd quarter 2020	08/13/2020
Related to 3rd quarter 2020	11/10/2020

Annual and Extraordinary General Meeting Scheduled
EVENT	DATE
Sending of Call for Meeting to B3	03/27/2020
Sending of Proposal to B3	03/27/2020
Date of Annual and Extraordinary General Meeting	04/27/2020
Sending of the main decisions of the Annual and Extraordinary General Meeting or minutes of Annual and Extraordinary General Meeting to B3	04/27/2020

Public Meeting with Analysts
EVENT	DATE
BRF Day – São Paulo	11/16/2020
BRF Day – New York	11/18/2020

B.           OPTIONAL AGENDA

Conference Call
EVENT - Public meetings about Financial Statements and Quarterly Information	DATE
Conference Call 2019 Results*	03/03/2020
Conference Call 1Q20 Results*	05/14/2020
Conference Call 2Q20 Results*	08/13/2020
Conference Call 3Q20 Results*	11/10/2020

* Information regarding access will be informed further at www.brf-br.com/ri

Board Meetings already scheduled
EVENT	DATE
Monthly	Monthly